FOR IMMEDIATE RELEASE

         NEWS RELEASE

CanAlaska Uranium Completes $ 3.71 mil.  Flow-Through Private Placement

Vancouver, Canada, May 29th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (the “Company”) announces that further to its news release dated April 14th, 2008, the Company is please to announce that it has completed its non-brokered flow-through private placement and has issued 10,922,660 flow-through units at a price of $0.34 per unit for gross proceeds of  $ 3,713,704.40.  Each unit consists of one flow-through common share in the capital of the Company and one-half of one non-transferable, share purchase warrant.  Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share.

The proceeds of the private placement will be used for exploration of the Company’s uranium projects in Saskatchewan, Manitoba and Alberta.

In connection with this closing, the Company has paid as finder’s fees an aggregate $178,825 in cash, and has issued 441,176 common shares and 345,589 warrants.  Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

All of the securities issued in connection with this private placement are subject to a four month hold period from the closing date.  The first tranche will expire on Sept. 12th, 2008 and the second tranche will expire on Sept. 27th, 2008.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in nineteen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$40 million exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

May 29th, 2008